Via Facsimile and U.S. Mail
Mail Stop 4720

August 21, 2009

Steve Filton
SVP & Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
P.O. Box 61558
King of Prussia, Pennsylvania

Re: **Universal Health Services, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            File No. 1-10765

Dear Mr. Filton:

        We have reviewed your June 12, 2009 response to our June 3, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Item 1A- Risk Factors, page 17

1. We acknowledge your response to comment 1 and the additional risk factor
    disclosure that you have proposed to include in your next 10-K. With respect to
    such disclosure, the caption of your risk factor should be expanded to make clear
    to the reader what the potential adverse consequences are of future increases and
    decreases in outstanding shares of your Class B Common Stock. In addition, the
    body of the proposed risk factor should:

    -   clarify when the respective classes of common stock are convertible into
        Class B shares; and

    -   explain how Company repurchases of Class B shares would have a dilutive
        effect on earnings per share.

Certain Relationships and Related Transactions, page 48

2. We acknowledge your response to comment 6. By disclosing the relationship among Mr. Pantaleoni, Fulbright & Jaworski and the Company under "Certain Relationships and Related Transactions," the Company has already acknowledged that Mr. Pantaleoni has a material interest in the fees paid by the Company to Fulbright & Jaworski. Disclosure is required under this item where the amount involved exceeds $120,000 *and* the related person has a direct or indirect material interest in the transaction(s). Once that determination is made, Item 404(a)(3) requires that the amounts involved are to be disclosed as well.

6) Income Taxes, page 107

3. We acknowledge your response to comment 7. Please provide, preferably in a tabular format, the components of the other deferred tax assets balance of $81.3 million at December 31, 2008 quantifying each item and disclosing the reason for each increase or decrease from 2007.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant